[Letterhead of Advanced Life Sciences Holdings, Inc.]

November 19, 2008

BY FEDERAL EXPRESS

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                            Advanced Life Sciences Holdings, Inc.
Registration Statement on Form S-3
Filed on October 21, 2008
File No. 333-154579

Dear Mr. Riedler:

On behalf of Advanced Life Sciences Holdings, Inc. (the “Company”), I enclose for your review Amendment No. 1 to the Company’s Registration Statement on Form S-3 on Form S-1 (“Amendment No. 1”).  The Company has filed concurrently an electronic version of Amendment No. 1 through the EDGAR system of the Securities and Exchange Commission.  The enclosed copies of Amendment No. 1 are marked to show changes made to the Company’s initial Registration Statement on Form S-3 filed with the Commission on October 21, 2008 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated October 31, 2008 relating to the Registration Statement.  For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein.

Registration Statement on Form S-3

1.                                       It appears that you are attempting to rely on General Instruction I.B.6. of Form S-3 in registering the resale of the shares of common stock to be issued to YA Global Investments, L.P. in accordance with the Standby Equity Distribution Agreement. Please note that the date of the entry into the equity line agreement between the investor and the company is the date of sale of all the securities to be issued under the equity line for purposes of General Instruction I.B.6. of Form S-3. As a consequence, the amount of securities that may be registered on Form S-3 in reliance on General Instruction I.B.6 is determined based on the entire amount of securities issuable under the equity line agreement. Under our calculation, the aggregate of amount of securities issuable under the equity line agreement exceeds the amount of securities that the company is eligible to issue in reliance on General Instruction I.B.6 and therefore, the company may not use Form S-3 to register the indirect primary offering and resale of these securities.

Company Response

In accordance with the Staff’s comment, the Company has filed an Amendment No. 1 to the Registration Statement on Form S-3 on Form S-1 relating to the resale by the Selling Stockholder of 10,372,939 shares of the Company’s common stock, or one third of our outstanding common stock not held by affiliates of the Company.

2.                                       Please note that YA Global Investments, L.P. must be named as an underwriter in the registration statement for the resale of the shares of common stock to be issued to YA Global Investments, L.P. in accordance with the Standby Equity Distribution Agreement.

Company Response

In accordance with the Staff’s comment, the Company has named YA Global Investments, L.P. as an underwriter.  Please see the front cover and page 22 of the prospectus.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call me at (630) 739 6744.

Sincerely,

/s/ Michael T. Flavin
Michael T. Flavin, Ph.D.

cc: R. Cabell Morris, Jr.